July 11, 2018

Mr. William H. Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

RE:    ALLETE, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 15, 2018
Form 8-K Filed February 15, 2018
File No. 1-3548

Dear Mr. Thompson:

Set forth below is the response of ALLETE, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to the Company dated June 27, 2018 (the “comment letter”).

For convenience of reference, the SEC Staff comment is reprinted below in italics and is followed by the Company’s response.

Form 8-K Filed February 15, 2018
Energy Infrastructure and Related Services Businesses
U.S. Water Services, page 1

We note you expect fiscal 2018 earnings before interest, income taxes, depreciation and amortization of the U.S. Water Services business of approximately 12% of revenues. In future filings please provide a schedule or other presentation detailing the range of differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, please disclose the fact and provide reconciling information that is available without unreasonable effort, and identify information that is unavailable and disclose its probable significance. Please refer to Regulation G.

Company Response:
The Company acknowledges the Staff’s comment in the comment letter. In the event that the Company discloses this forward-looking non-GAAP financial measure in the future, the Company will comply with the requirements of Regulation G, and Item 10(e) of Regulation S-K to the extent applicable, and will accompany the non-GAAP financial measure with the most directly comparable financial measure calculated in accordance with GAAP and provide a quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure to the extent the information is available without unreasonable effort. If the most directly comparable forward-looking GAAP financial measure is not available without unreasonable effort, the Company will disclose that fact, provide reconciling information that is available without unreasonable effort, and identify the GAAP information that is unavailable and disclose its probable significance.

In connection with this letter, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your assistance in this matter and will be pleased to provide additional information you may need. We believe this letter responds adequately to your comment, but if you have any further questions or comments regarding this letter on our 2017 Form 10-K and Form 8-K, each filed on February 15, 2018, please contact me at 218-355-3533 or at smorris@allete.com.

Sincerely,

/s/ Steven W. Morris

Steven W. Morris
Vice President, Controller and Chief Accounting Officer

cc: Yolanda Guobadia, Staff Accountant
Robert J. Adams, Senior Vice President and Chief Financial Officer